**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**March 27, 2018**


**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**


**Orthofix International N.V.**


**File No. 0-19961 - CF#36009**
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Orthofix International N.V. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 26, 2018

Based on representations by Orthofix International N.V. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.10　　　　　through July 28, 2027

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Brent J. Fields
Secretary